UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Prime Medicine, Inc.

(Name of Issuer)

     Common Stock, $0.00001 par value

(Title of Class of Securities)

    74168J101

(CUSIP Number)

Mark McDonnell

ARCH Venture Management, LLC

8755 W. Higgins Road Suite 1025

      Chicago, IL 60631

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

    February 15, 2024

(Date of Event which Requires Filing of this Statement)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 74168J101	13D	Page 2 of 23 Pages

1	NAME OF REPORTING PERSONS ARCH Venture Fund X, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 15,456,594 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 15,456,594 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,456,594 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 74168J101	13D	Page 3 of 23 Pages

1	NAME OF REPORTING PERSONS ARCH Venture Fund X Overage, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 15,456,594 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 15,456,594 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,456,594 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 74168J101	13D	Page 4 of 23 Pages

1	NAME OF REPORTING PERSONS ARCH Venture Fund XII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 15,456,594 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 15,456,594 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,456,594 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 74168J101	13D	Page 5 of 23 Pages

1	NAME OF REPORTING PERSONS ARCH Venture Partners X, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 15,456,594 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 15,456,594 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,456,594 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 74168J101	13D	Page 6 of 23 Pages

1	NAME OF REPORTING PERSONS ARCH Venture Partners X Overage, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 15,456,594 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 15,456,594 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,456,594 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 74168J101	13D	Page 7 of 23 Pages

1	NAME OF REPORTING PERSONS ARCH Venture Partners XII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 15,456,594 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 15,456,594 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,456,594 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 74168J101	13D	Page 8 of 23 Pages

1	NAME OF REPORTING PERSONS ARCH Venture Partners X, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 15,456,594 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 15,456,594 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,456,594 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 74168J101	13D	Page 9 of 23 Pages

1	NAME OF REPORTING PERSONS ARCH Venture Partners XII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 15,456,594 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 15,456,594 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,456,594 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 74168J101	13D	Page 10 of 23 Pages

1	NAME OF REPORTING PERSONS Robert Nelsen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,080 Shares
	8	SHARED VOTING POWER 15,456,594 Shares
	9	SOLE DISPOSITIVE POWER 16,080 Shares
	10	SHARED DISPOSITIVE POWER 15,456,594 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,472,674 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 74168J101	13D	Page 11 of 23 Pages

1	NAME OF REPORTING PERSONS Keith Crandell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 15,456,594 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 15,456,594 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,456,594 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 74168J101	13D	Page 12 of 23 Pages

1	NAME OF REPORTING PERSONS Kristina Burow
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 15,456,594 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 15,456,594 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,456,594 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 74168J101	13D	Page 13 of 23 Pages

1	NAME OF REPORTING PERSONS Steven Gillis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 15,456,594 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 15,456,594 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,456,594 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 74168J101	13D	Page 14 of 23 Pages

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.00001 par value per share (the “Common Stock”), of Prime Medicine, Inc. (the “Issuer”) having its principal executive office at 21 Erie St., Cambridge, MA 02139 USA.

Item 2.	IDENTITY AND BACKGROUND.

(a)	This statement is being filed by (1) ARCH Venture Fund X, L.P. (“AVF X”), (2) ARCH Venture Partners X, L.P. (“AVP X LP”) which is the sole general partner of AVF X, (3) ARCH Venture Partners X, LLC (“AVP X LLC”) which is the sole general partner of AVP X LP and AVP X Overage LP (defined below), (4) ARCH Venture Fund X Overage, L.P. (“AVF X Overage”), (5) ARCH Venture Partners X Overage, L.P. (“AVP X Overage LP”), which is the sole general partner of AVF X Overage, (6) ARCH Venture Fund XII, L.P. (“AVF XII”), (7) ARCH Venture Partners XII, L.P. (“AVP XII LP”) which is the sole general partner of AVF XII, (8) ARCH Venture Partners XII, LLC (“AVP XII LLC”) which is the sole general partner of AVP XII LP, (9) Keith Crandell (“Crandell”), (10) Robert Nelsen (“Nelsen”), (11) Kristina Burow (“Burow”), and (12) Steven Gillis (“Gillis”, and together with Nelsen, Crandell and Burow, referred to individually as “Committee Member” or collectively as either the “AVP X Investment Committee Members” or the “AVP XII Investment Committee Members”). Each of the individuals and entities above shall be referred to herein as a “Reporting Person” and collectively as the “Reporting Persons”.

(b)	The business address of each of the Reporting Persons is 8755 West Higgins Road, Suite 1025, Chicago, IL, 60631.

(c)	The principal business of AVP X LP is to act as the general partner of AVF X, the principal business of AVP X Overage LP is to act as the general partner of AVF X Overage, and the principal business of AVP XII is to act as the general partner of AVF XII. The principal business of AVP X LLC is to act as the general partner of AVP X LP and AVF X Overage LP, and the principal business of AVP XII LLC is to act as the general partner of AVP XII LP. AVP X Investment Committee Members and AVP XII Investment Committee Members act as investment committee members of AVP X LLC and AVP XII LLC, respectively, and as managing directors or investment committee members of a number of affiliated partnerships with similar businesses.

(d)	During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding.

(e)	During the five years prior to the date hereof, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Each of AVF X, AVP X LP, AVF X Overage, AVP X Overage LP, AVF XII and AVP XII LP, are limited partnerships organized under the laws of the State of Delaware. Each of AVP X LLC and AVP XII LLC is a limited liability company organized under the laws of the State of Delaware. Each Committee Member is a US citizen.

CUSIP No. 74168J101	13D	Page 15 of 23 Pages

Item 3. Source and Amount of Funds or Other Consideration.

On February 15, 2024, AVF XII purchased 3,200,000 shares of Common Stock at purchase price of $6.25 in an open market transaction.

The working capital of AVF XII was the source of the funds for the purchase.

No part of the purchase price paid by AVF XII was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares of Common Stock described above.  The total amount paid by for securities purchased in the above-listed transactions is as follows:

AVF XII:	$ 20,000,000.00

Item 4.	Purpose of THE Transaction.

AVF XII acquired the Common Stock for investment purposes.  Depending on market conditions, the continuing evaluation of the business and prospects of the Issuer and other factors, AVF XII and other Reporting Persons may dispose of or acquire additional shares of Common Stock of the Issuer. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(b)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(c)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(d)	Any material change in the present capitalization or dividend policy of the Issuer;

(e)	Any other material change in the Issuer's business or corporate structure;

(f)	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(g)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(h)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(i)	Any action similar to any of those enumerated above.

CUSIP No. 74168J101	13D	Page 16 of 23 Pages

Item 5.	INTEREST OF SECURITIES OF THE ISSUER.

(a)	AVF X is the record owner of 6,128,297 shares of Common Stock (“AVF X Record Shares”). AVP X LP, as the sole general partner of AVF X LP, may be deemed to beneficially own the AVF X Record Shares. AVP X LLC, as the sole general partner of AVP X LP, may be deemed to beneficially own the AVF X Record Shares.

AVF X Overage is the record holder of 6,128,297 shares of Common Stock (“AVF X Overage Record Shares”).  AVP X Overage LP, as the sole general partner of AVF X Overage, may be deemed to beneficially own the AVF X Overage Record Shares.  AVP X LLC, as the sole general partner of AVF X Overage LP, may be deemed to beneficially own the AVF X Overage Record Shares.

AVF XII is the record holder of 3,200,000 shares of Common Stock (“AVF XII Record Shares”).  AVP XII LP, as the sole general partner of AVF XII LP, may be deemed to beneficially own the AVF XII Record Shares.  AVP XII LLC, as the sole general partner of AVF XII LP, may be deemed to beneficially own the AVF XII Overage Record Shares.

By virtue of their relationship as affiliated entities who have overlapping general partners and investment committee members, each of the Committee Members and direct and indirect general partners of AVF X, AVF X Overage and AVF XII may be deemed to share the power to direct AVF X Record Shares, AVF Overage X Record Shares and AVF XII Record Shares (collectively the “Record Shares”).

Nelsen and his related trusts are also the owner of 16,080 shares of common stock of the Issuer (“Nelsen Stock”).

Each Reporting Person disclaims beneficial ownership of the Record Shares except for the shares, if any, held of record by such Reporting Person.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person (other than Nelsen) is set forth on Line 13 of such Reporting Person’s cover sheet.  Such percentage was calculated based on the 119,884,296 shares outstanding after underwriters allotment which was exercised (as confirmed by the Issuer). The Nelsen Stock is included in percentage of shares reported by Nelsen.

(b)       Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets.

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets.

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets.

(c)	Except as set forth above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares beneficially owned by any of the Reporting Persons.

(e)	Not applicable

CUSIP No. 74168J101	13D	Page 17 of 23 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

AVF X and AVF X Overage are parties to that certain Amended and Restated Investors’ Rights Agreement, dated April 20, 2021, the “Investor Rights Agreement”), which is attached as Exhibit 4.1+ to the Issuer’s Form S-1 filed on September 23, 2022. Effective as of the closing of the Issuer’s initial public offering, the covenants relating to delivery of financial statements and inspection rights set forth in Section 3 were terminated and rights of first offer were terminated. Pursuant to the Investor Rights Agreement, AVF X and AVF X Overage have certain registration rights with respect to its Common Stock. Specifically, the Issuer has granted demand, piggyback and Form S-3 registration rights, which will terminate upon the earlier of (i) with respect to each stockholder, such date on which all registrable shares held by such stockholder may immediately be sold during any three-month period pursuant to Rule 144 of the Securities Act of 1933, as amended, (ii) the occurrence of a deemed liquidation event, as defined in the Issuer’s amended and restated certificate of incorporation, as currently in effect, and (iii) the fifth anniversary of the IPO.

The foregoing description of the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

AVF X, AVF X Overage, AVF XII and Nelsen have entered into lock-up agreements with the underwriters of the Issuer’s follow-on offering on February 15, 2024 pursuant to which AVF X, AVF X Overage, AVF XII, and Nelsen have generally agreed, subject to certain exceptions, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock for a period of 90 days after February 15, 2024, except with the prior written consent of JP Morgan Securities LLC , Jefferies LLC, Cowen and Company, LLC and BMO Capital Markets Corp.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, the form of which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 - Agreement of Joint Filing

Exhibit 2 - Agreement of Joint Filing

Exhibit 3 - Amended and Restated Investors' Rights Agreement, dated April 20, 2021, as amended, by and among the Issuer and certain of its stockholders (incorporated by reference to Exhibit 4.1+ to the Issuer's Registration Statement on Form S-1 (File No.), as filed with the Securities and Exchange Commission on September 23, 2022).

Exhibit 4 - Form of Lock-Up Agreement (incorporated by reference to the Form of Underwriting Agreement filed as Exhibit A to the Underwriting Agreement on Form 8-K as filed with the Securities and Exchange Commission on February 16, 2024).

CUSIP No. 74168J101	13D	Page 18 of 23 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 22, 2024

ARCH VENTURE FUND X, L.P.

By:        ARCH Venture Partners X, L.P.

its General Partner

By:     ARCH Venture Partners X, LLC

its General Partner

By:                         *

Robert Nelsen

Managing Director

ARCH VENTURE PARTNERS X, L.P.

By:        ARCH Venture Partners X, LLC

its General Partner

By:                         *

Robert Nelsen

Managing Director

ARCH VENTURE PARTNERS X, LLC

By:                         *

       Keith Crandell

        Managing Director

ARCH VENTURE FUND X OVERAGE, L.P.

By:        ARCH Venture Partners X Overage, L.P.

its General Partner

.

By:     ARCH Venture Partners X, LLC

its General Partner

By:                         *

Robert Nelsen

Managing Director

ARCH VENTURE PARTNERS X OVERAGE, L.P.

By:       ARCH Venture Partners X, LLC

its General Partner

By:                         *

Robert Nelsen

Managing Director

CUSIP No. 74168J101	13D	Page 19 of 23 Pages

ARCH VENTURE PARTNERS X, LLC

By:                         *

Robert Nelsen

Managing Director

                          *

Kristina Burow

                          *

Keith Crandell

                          *

Steven Gillis

                          *

Robert Nelsen

* By:       /s/ Mark McDonnell

Mark McDonnell

Attorney-in-Fact

*       This Schedule 13D was executed by Mark McDonnell pursuant to Powers of Attorney filed as Exhibit 24 and 24.1 to the Form 3 relating to the beneficial ownership of shares of Prime Medicine, Inc. by the Reporting Persons filed with the Securities Exchange Commission on October 19, 2022 and incorporated herein in its entirety by reference.

CUSIP No. 74168J101	13D	Page 20 of 23 Pages

Exhibit 3.

AGREEMENT OF JOINT FILING

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Prime Medicine, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Date:   February 22, 2024

ARCH VENTURE FUND X, L.P.

By:        ARCH Venture Partners IX, L.P.

its General Partner

By:     ARCH Venture Partners X, LLC

its General Partner

By:                         *

Robert Nelsen

Managing Director

ARCH VENTURE PARTNERS X, L.P.

By:        ARCH Venture Partners X, LLC

its General Partner

By:                         *

Robert Nelsen

Managing Director

ARCH VENTURE PARTNERS X, LLC

By:                         *

       Robert Nelsen

        Managing Director

ARCH VENTURE FUND X OVERAGE, L.P.

By:        ARCH Venture Partners X Overage, L.P.

its General Partner

.

By:     ARCH Venture Partners X, LLC

its General Partner

By:                         *

Robert Nelsen

Managing Director

ARCH VENTURE PARTNERS X OVERAGE, L.P.

By:       ARCH Venture Partners X, LLC

its General Partner

By:                         *

Robert Nelsen

Managing Director

CUSIP No. 74168J101	13D	Page 21 of 23 Pages

ARCH VENTURE PARTNERS X, LLC

By:                         *

Robert Nelsen

Managing Director

                          *

Keith Crandell

                          *

Robert Nelsen

                          *

Kristina Burow

                          *

Steven Gillis

* By:       /s/ Mark McDonnell

Mark McDonnell

Attorney-in-Fact

*          This Agreement of Joint Filing was executed by Mark McDonnell pursuant to a Powers of Attorney filed as Exhibit 24 and 24.1 to the Form 3 relating to the beneficial ownership of shares of Prime Medicine, Inc. by the Reporting Persons filed with the Securities Exchange Commission on October 19, 2022 and incorporated herein in its entirety by reference.

CUSIP No. 74168J101	13D	Page 22 of 23 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 22, 2024

ARCH VENTURE FUND XII, L.P.

By:        ARCH Venture Partners XII, L.P.

its General Partner

By:     ARCH Venture Partners XII, LLC

its General Partner

By:                         *

Keith Crandell

Managing Director

ARCH VENTURE PARTNERS XII, L.P.

By:       ARCH Venture Partners XII, LLC

its General Partner

By:                               *

Keith Crandell

Managing Director

ARCH VENTURE PARTNERS XII, LLC

By:                                *

Keith Crandell

Managing Director

                          *

Keith Crandell

                          *

Robert Nelsen

                          *

Kristina Burow

                          *

Steven Gillis

* By:       /s/ Mark McDonnell

Mark McDonnell

Attorney-in-Fact

*       This Schedule 13D was executed by Mark McDonnell pursuant to a Power of Attorney filed as Exhibit 24.4 to the Form 3 relating to the beneficial ownership of shares of Neumora Therapeutics, Inc. by the Reporting Persons filed with the Securities Exchange Commission on September 14, 2023 and incorporated herein in its entirety by reference.

CUSIP No. 74168J101	13D	Page 23 of 23 Pages

Exhibit 4.

AGREEMENT OF JOINT FILING

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Prime Medicine, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Date:    February 22, 2024

ARCH VENTURE FUND XII, L.P.

By:        ARCH Venture Partners XII, L.P.

its General Partner

By:     ARCH Venture Partners XII, LLC

its General Partner

By:                         *

Keith Crandell

Managing Director

ARCH VENTURE PARTNERS XII, L.P.

By:       ARCH Venture Partners XII, LLC

its General Partner

By:                               *

Keith Crandell

Managing Director

ARCH VENTURE PARTNERS XII, LLC

By:                                *

Keith Crandell

Managing Director

                          *

Keith Crandell

                          *

Robert Nelsen

                          *

Kristina Burow

                          *

Steven Gillis

* By:       /s/ Mark McDonnell

Mark McDonnell as Attorney-in-Fact

*        This Agreement of Joint Filing was executed by Mark McDonnell pursuant to a Power of Attorney filed as Exhibit 24.4 to the Form 3 relating to the beneficial ownership of shares of Neumora Therapeutics, Inc. by the Reporting Persons filed with the Securities Exchange Commission on September 14, 2023 and incorporated herein in its entirety by reference.